File Pursuant to Rule 424(b)(3)

 Registration No. 333-264594

Prospectus Supplement No. 1
(to Prospectus dated May 6, 2022)

3,420,489 CLASS A ORDINARY SHARES

OF

BABYLON HOLDINGS LIMITED

This prospectus supplement (this “prospectus supplement”) amends and supplements the prospectus dated May 6, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-264594), as amended from time to time. This prospectus supplement is being filed to supplement, modify or supersede certain information contained in the Prospectus with information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement. Except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the Prospectus, this prospectus supplement should be read, and will be delivered, with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Our Class A ordinary shares are currently traded on the New York Stock Exchange (“NYSE”) under the symbol “BBLN.” On May 19, 2022, the last reported sale price of our Class A ordinary shares on the NYSE was $1.16 per Class A ordinary share.

Investing in our Class A ordinary shares involves risks. You should carefully consider the risks referenced under “Risk Factors” of the Prospectus, as well as the other information contained in the Prospectus or in any supplement thereto, before making a decision to invest.

Neither the SEC, the Jersey Financial Services Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 20, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-40952

Babylon Holdings Limited

1 Knightsbridge Green

London, SW1X 7QA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Announcement of Commencement of Exchange Offer and Consent Solicitation

On May 20, 2022, Babylon Holdings Limited, a company incorporated in Jersey under registration number 115471 (the “Company”), issued a press release announcing that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), which trade on the New York Stock Exchange under the symbol “BBLN.W” (the “public warrants”) and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The warrants were assumed by the Company in connection with its business combination with Alkuri Global Acquisition Corp. on October 21, 2021. The Company is offering to all holders of the warrants the opportunity to receive 0.295 Class A ordinary shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 4,294,703 shares of its Class A ordinary shares in exchange for the warrants. Concurrently with the Offer, the Company is also soliciting consents from holders of the public warrants and the private placement warrants to amend the warrant agreement that governs all of the warrants (the “Warrant Agreement”) to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.2655 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of the then outstanding private placement warrants. The offering period will continue until Midnight (end of day), Eastern Standard Time, on June 17, 2022, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date. The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated May 20, 2022, and Schedule TO, dated May 20, 2022.

Interim Financial Information for the Three Months Ended March 31, 2022

On May 20, 2022, the Company issued unaudited interim financial statements for the three months ended March 31, 2022 and management’s discussion and analysis (“MD&A”) for the three months ended March 31, 2022. A copy of the unaudited interim financial statements is attached hereto as Exhibit 99.2. A copy of the MD&A is attached hereto as Exhibit 99.3.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated May 20, 2022
99.2	Babylon Holdings Limited condensed consolidated financial statements (unaudited) for the three months ended March 31, 2022
99.3	Management’s Discussion & Analysis for the three months ended March 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BABYLON HOLDINGS LIMITED

Date: May 20, 2022	By:	/s/ Charlie Steel
Name: Charlie Steel
Title: Chief Financial Officer

 Exhibit 99.1

News Release

Babylon Holdings Limited Announces Commencement of Exchange Offer and Consent Solicitation Relating to Warrants

PALO ALTO, Calif. & LONDON, UK – May 20, 2022 -- (BUSINESS WIRE) -- Babylon Holdings Limited (NYSE: BBLN) (“Babylon” or the “Company”) today announced that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase Class A ordinary shares of the Company, par value $0.0000422573245084686 per share (the “Class A ordinary shares”), which warrants trade on the New York Stock Exchange under the symbol “BBLN.W”(the “public warrants”) and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The warrants were assumed by Babylon in connection with its business combination with Alkuri Global Acquisition Corp. on October 21, 2021. The purpose of the Offer and Consent Solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the warrants, thereby providing the Company with more flexibility for financing its operations in the future.

The Company is offering to all holders of the warrants the opportunity to receive 0.295 Class A ordinary shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 4,294,703 shares of its Class A ordinary shares in exchange for the warrants.

Concurrently with the Offer, the Company is also soliciting consents from holders of the public warrants and the private placement warrants to amend the warrant agreement that governs all of the warrants (the “Warrant Agreement”) to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.2655 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of the then outstanding private placement warrants. Parties representing 38.7% of the public warrants have agreed to tender their warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 11.3% of the outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted with respect to the public warrants. The offering period will continue until Midnight (end of day), Eastern Standard Time, on June 17, 2022, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the Expiration Date.

The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated May 20, 2022, and Schedule TO, dated May 20, 2022, each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

The Company’s Class A ordinary shares and public warrants are listed on The New York Stock Exchange under the symbols “BBLN” and “BBLN.W,” respectively. As of May 20, 2022, a total of 14,558,313 warrants were outstanding.

The Company has engaged BofA Securities, Inc. as the Dealer Manager for the Offer and Consent Solicitation. Any questions or requests for assistance concerning the Offer and Consent Solicitation may be directed to BofA Securities, Inc. at:

BofA Securities

NC1-004-03-43

200 North College Street, 3rd floor

Charlotte NC 28255-0001

Attn: Prospectus Department

Email: dg.prospectus_requests@bofa.com

D.F. King & Co., Inc. has been appointed as the Information Agent for the Offer and Consent Solicitation, and Computershare Trust Company, N.A. has been appointed as the Exchange Agent. Requests for documents should be directed to D.F. King & Co., Inc. at (800) 817-5468 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: babylon@dfking.com.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to D.F. King & Co., Inc. at (800) 817-5468 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: babylon@dfking.com. A registration statement on Form F-4 relating to the securities to be issued in the Offer has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any Class A ordinary shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or its board of directors, or the Information Agent, the Exchange Agent or the Dealer Manager makes any recommendation as to whether or not holders of warrants should tender warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

# # #

About Babylon

Babylon is one of the world’s fastest growing digital healthcare companies whose mission is to make high-quality healthcare accessible and affordable for every person on Earth.

Babylon is re-engineering how people engage with their care at every step of the healthcare continuum. By flipping the model from reactive sick care to proactive healthcare through the devices people already own, it offers millions of people globally ongoing, always-on care. Babylon has already shown that in environments as diverse as the developed UK or developing Rwanda, urban New York or rural Missouri, for people of all ages, it is possible to achieve its mission by leveraging its highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare.

Founded in 2013, Babylon’s technology and clinical services is supporting a global patient network across 15 countries, and is capable of operating in 16 languages. And through a combination of its value-based care model, Babylon 360, and its work in primary care through NHS GP at Hand, Babylon managed over 440k lives globally from the start of 2022. In 2021 alone, Babylon helped a patient every 6 seconds, with approximately 5.2 million consultations and AI interactions. Importantly, this was achieved with a 93% user retention rate in our NHS GP at Hand service and 4 or 5 star ratings from more than 90% of our users across all of our geographies.

Babylon is also working with governments, health providers, employers and insurers across the globe in order to provide them with a new infrastructure that any partner can use to deliver high-quality healthcare with lower costs and better outcomes. For more information, please visit www.babylonhealth.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions you not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts:

Media

Adam Davison

press@babylonhealth.com

Investors

investors@babylonhealth.com

Exhibit 99.2

Babylon Holdings Limited

Condensed Consolidated Financial Statements (Unaudited)

For the Three Months Ended March 31, 2022

Babylon Holdings Limited

Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss

(Unaudited)

		For the Three Months Ended March 31,
	Notes	2022	2021
		$’000	$’000
Revenue	5	266,446	71,293
Clinical care delivery expense		(23,927)	(11,823)
Claims expense		(247,552)	(23,917)
Platform & application expenses		(16,703)	(6,434)
Research & development expenses		(10,057)	(10,390)
Sales, general & administrative expenses		(58,310)	(31,479)
Operating loss		(90,103)	(12,750)
Finance costs		(6,628)	(992)
Finance income		255	14
Change in fair value of warrant liabilities	15	5,575	—
Exchange loss		(447)	(573)
Net finance expense		(1,245)	(1,551)
Gain on sale of subsidiary		—	3,917
Share of loss of equity-accounted investees		—	(455)
Loss before taxation		(91,348)	(10,839)
Tax provision		(9)	(8)
Loss for the period		(91,357)	(10,847)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences		(3,753)	(1,754)
Other comprehensive loss for the period, net of income tax		(3,753)	(1,754)
Total comprehensive loss for the period		(95,110)	(12,601)
Loss attributable to:
Equity holders of the parent		(91,357)	(10,466)
Non-controlling interest		—	(381)
		(91,357)	(10,847)
Total comprehensive loss attributable to:
Equity holders of the parent		(95,110)	(12,220)
Non-controlling interest		—	(381)
		(95,110)	(12,601)
Loss per share
Net loss per share, Basic and Diluted		(0.24)	(0.04)
Weighted average shares outstanding, Basic and Diluted		384,531,450	245,229,566

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited

Condensed Consolidated Statement of Financial Position

(Unaudited)

	Notes	March 31, 2022	December 31, 2021
		$’000	$’000
ASSETS
Non-current assets
Right-of-use assets	11	20,014	7,844
Property, plant and equipment		25,694	24,990
Goodwill	8	93,655	93,678
Other intangible assets	8	112,830	111,421
Total non-current assets		252,193	237,933
Current assets
Right-of-use assets	11	5,454	3,999
Trade and other receivables		27,981	24,119
Prepayments and contract assets		21,971	26,000
Cash and cash equivalents	10	274,978	262,581
Total current assets		330,384	316,699
Total assets		582,577	554,632
EQUITY AND LIABILITIES
EQUITY
Ordinary share capital	14	16	16
Share premium	14	923,093	922,897
Share-based payment reserve	14	89,545	80,371
Retained earnings		(929,343)	(837,986)
Foreign currency translation reserve	14	(3,780)	(27)
Total capital and reserves		79,531	165,271
Total equity		79,531	165,271
LIABILITIES
Non-current liabilities
Loans and borrowings	12	262,142	168,601
Contract liabilities	5	63,763	70,396
Lease liabilities	11	20,143	8,442
Deferred grant income		6,134	7,236
Deferred tax liability		1,016	1,019
Total non-current liabilities		353,198	255,694
Current liabilities
Trade and other payables		25,198	22,687
Accruals and provisions		37,886	36,855
Claims payable	9	39,165	24,628
Contract liabilities	5	22,663	23,786
Warrant liability	15	17,971	20,128
Lease liabilities	11	5,301	4,190
Deferred grant income		1,664	1,208
Loans and borrowings	12	—	185
Total current liabilities		149,848	133,667
Total liabilities		503,046	389,361
Total liabilities and equity		582,577	554,632

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited

Condensed Consolidated Statement of Changes in Equity

(Unaudited)

	Notes	Share capital	Share premium	Share-based payment reserve	Retained earnings	Foreign exchange revaluation reserve	Equity attributable to owners of the parent company	Non- controlling Interest	Total equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at December 31, 2020		13	485,221	32,185	(469,504)	1,675	49,590	(1,231)	48,359
Loss for the period		—	—	—	(10,466)	—	(10,466)	(381)	(10,847)
Foreign exchange movement		—	—	—	—	(1,754)	(1,754)	—	(1,754)
Equity-settled share-based payment transactions		—	—	3,182	—	—	3,182	—	3,182
Balance at March 31, 2021		13	485,221	35,367	(479,970)	(79)	40,552	(1,612)	38,940

Balance at December 31, 2021		16	922,897	80,371	(837,986)	(27)	165,271	—	165,271
Loss for the period		—	—	—	(91,357)	—	(91,357)	—	(91,357)
Foreign exchange movement		—	—	—	—	(3,753)	(3,753)	—	(3,753)
Equity issuance costs		—	541	—	—	—	541	—	541
Effect of shares withheld to cover taxes		—	(1,538)	—	—	—	(1,538)	—	(1,538)
Other		—	1,193	—	—	—	1,193	—	1,193
Equity-settled share-based payment transactions	13	—	—	9,174	—	—	9,174	—	9,174
Balance at March 31, 2022		16	923,093	89,545	(929,343)	(3,780)	79,531	—	79,531

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited

Condensed Consolidated Statement of Cash Flows

(Unaudited)

		For the Three Months Ended March 31,
	Notes	2022	2021
		$’000	$’000
Cash flows from operating activities
Loss for the period		(91,357)	(10,847)
Adjustments to reconcile Loss for the period to net cash (used in) provided by operating activities:
Share-based compensation	13	8,402	2,802
Depreciation and amortization		9,458	5,848
Change in fair value of warrant liabilities	15	(5,575)	—
Finance costs		6,628	992
Gain on sale of subsidiary		—	(3,917)
Share of loss of equity-accounted investees		—	455
Taxation		9	8
Exchange loss		447	573
Finance income		(255)	(14)
		(72,243)	(4,100)
Working capital adjustments
(Increase) / Decrease in trade and other receivables		126	(8,704)
Increase / (Decrease) in trade and other payables		3,160	34,304
Net cash (used in) provided by operating activities		(68,957)	21,500
Cash flows from investing activities
Development costs capitalized		(9,298)	(7,198)
Capital expenditures		(2,613)	(311)
Purchase of shares in associates and joint ventures		—	(2,000)
Proceeds from sale of investment in subsidiary		—	2,213
Interest received		255	14
Net cash used in investing activities		(11,656)	(7,282)
Cash flows from financing activities
Proceeds from issuance of notes and warrants	12	100,000	—
Payment of equity and debt issuance costs		(5,002)	—
Principal payments on leases		(460)	(1,520)
Interest paid		(22)	(18)
Other financing activities, net		(1,538)	(482)
Net cash provided by (used in) financing activities		92,978	(2,020)
Net increase in cash and cash equivalents		12,365	12,198
Cash and cash equivalents at January 1,		262,581	101,757
Effect of movements in exchange rate on cash held		32	(57)
Cash and cash equivalents at March 31,		274,978	113,898

The accompanying notes form an integral part of the condensed unaudited consolidated financial statements.

The supplemental disclosure requirements for the Condensed Consolidated Statement of Cash Flows are as follows:

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
Non-cash financing and investing activities:
Fair value of warrants issued in connection with Loans and borrowings	3,418	—
Share-based compensation expense capitalized in development costs	(772)	(380)

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.	Corporate Information

Babylon Holdings Limited (the “Company,” “Babylon,” “we” or “our”) is incorporated, registered and domiciled in Jersey. The address of the registered office is 31 Esplanade, St. Helier, Jersey, JE2 3QA.

Babylon is a digital-first, value-based care healthcare company whose mission is to make high-quality healthcare accessible and affordable for everyone on Earth. Babylon is re-engineering healthcare, shifting the focus from sick care to proactive healthcare, in order to improve the overall patient experience and reduce healthcare costs. This is achieved by leveraging a highly scalable, digital-first platform combined with high quality, virtual clinical operations to provide integrated, personalized healthcare. Babylon works with governments, health providers and insurers across the globe, and support healthcare facilities from small local practices to large hospitals.

2.	Basis of Preparation

These financial statements consolidate those of the Company and its subsidiaries (together referred to as the “Group”).

These condensed unaudited consolidated interim financial statements for the three months ended March 31, 2022 (“Condensed Consolidated Financial Statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (the “last annual financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS. However selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s consolidated financial position and consolidated performance since the last annual financial statements. These Condensed Consolidated Financial Statements were authorized for issue on May 20, 2022.

Going Concern

The Group incurred a loss for the period for the three months ended March 31, 2022 of $91.4 million and operating cash outflows of $69.0 million. As of March 31, 2022, the Group had a net asset position of $79.5 million and cash and cash equivalents of $275.0 million. The Group has financed its operations principally through issuances of debt and equity securities and has a strong record of fundraising, including the receipt of proceeds of $329.3 million through the issuance of debt and equity securities in the fourth quarter of 2021. The Group requires significant cash resources to, among other things, fund working capital requirements, increase headcount, make capital expenditures, including those related to product development, and expand our business through acquisitions.

Our directors performed a going concern assessment for a period of twelve months from the date of approval of these Condensed Consolidated Financial Statements to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. This assessment indicates we have sufficient liquidity to fund our liabilities as they become due through December 31, 2022, but additional funding is required to provide sufficient funds to meet our liabilities that may fall due through May 2023 and beyond if we continue with our planned growth strategy.

While there is no assurance that additional funds are available on acceptable terms, the directors believe that they will be successful in raising the additional capital needed to execute our planned growth strategy and to meet working capital and capital expenditure requirements that may fall due through May 2023 and after. Based on this, we believe it remains appropriate to prepare our financial statements on a going concern basis.

However, the above indicates that there are material uncertainties (ability to raise further capital) related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, to continue realizing its assets and discharging its liabilities in the normal course of business.

The financial statements do not include any adjustments that would result from the basis of preparation being inappropriate.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Basis of Consolidation

Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. To determine whether the Group controls an entity, status of voting or similar rights, contractual arrangements and other specific factors are considered. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which that control ceases.

The Company consolidates certain professional service corporations (“PCs”) that are owned, directly or indirectly, and operated by appropriately licensed physicians. The Company maintains control of these PCs through contractual arrangements, which can include service agreements, financing agreements, equity transfer restriction agreements, and employment agreements, or a combination thereof, which are primarily established during the formation of the PCs. At inception, the contractual framework established between the Group and the PCs provides the Group with the power to direct the relevant activities in the conduct of the PC’s non-clinical administrative and other non-clinical business activities. The physicians employed by the PC are exclusively in control of, and responsible for, all aspects of the practice of medicine for their patients. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether the acquired set has the ability to produce outputs.

Intercompany transactions, balances and unrealized gains on transactions between the Group’s companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss, Condensed Consolidated Statement of Financial Position and Condensed Consolidated Statement of Changes in Equity. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies.

Associates are accounted for using the equity method and are initially recognized at cost. The Condensed Consolidated Financial Statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or has made payments on behalf of an investee.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Reclassifications

During the first quarter of 2022, following the expansion of the Group’s VBC (Value-Based Care) product and service offerings, management reviewed the presentation of the Consolidated Statement of Profit and Loss and considered whether expanded presentation may provide more relevant information to stakeholders. Upon further review, the Group has expanded the presentation of costs historically presented within Cost of care delivery to discretely present Claims expense, which primarily includes external costs of patient care, and Clinical care delivery expense, which primarily includes internal costs of patient care.

With the exception of the expanded presentation of Clinical care delivery expense and Claims expense in the Condensed Consolidated Statement of Profit and Loss, these elective changes had no impact on the Group’s Loss for the period or to the Condensed Consolidated Financial Statements as of and for the period ended March 31, 2022 and 2021.

3.	Summary of Significant Accounting Policies

With the exception of the extension to our accounting policies described below, the accounting policies applied in these Condensed Consolidated Financial Statements are the same as those applied in the Group’s consolidated financial statements as of and for the year ended December 31, 2021.

Clinical Care Delivery Expense

Clinical care delivery expense includes the internal costs that we incur in the provision of healthcare services to patients, which is substantially composed of employee-related expenses such as salaries and wages for Babylon healthcare professionals. Other costs within Clinical care delivery expense include operating costs incurred for the delivery of healthcare services to patients, such as occupancy, medical supplies, and other support-related costs.

Claims Expense

Claims expense includes the costs of healthcare services rendered by third parties on behalf of patients which the Company is contractually obligated to pay, which includes estimates for medical expenses incurred but not yet paid (“IBNP”) using actuarial processes that are applied on a systematic and consistent basis. This process includes the development of estimates using historical claims experience and actuarial models when sufficient claims history is available from health plans and payors. Claims expense also includes other external costs incurred in the delivery of healthcare services including insurance.

4.	Adoption of New and Revised International Financial Reporting Standards

The following new and amended standards have been adopted by the Group in these Condensed Consolidated Financial Statements. Their adoption did not have a material effect on the financial statements.

•	Amendments to References to the Conceptual Framework in IFRS 3: Business Combinations, Amendments to IAS 16: Property, Plant and Equipment—Proceeds before Intended Use, Annual Improvements to IFRS Standards 2018-2020, and Amendments to IAS 37: Onerous Contracts—Cost of Fulfilling a Contract (effective date January 1, 2022)

The following new and amended standards have been issued but have not been applied by the Group in these Condensed Consolidated Financial Statements. Their adoption is not expected to have a material effect on the financial statements unless otherwise indicated.

•	Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current, Amendments to Disclosure of Accounting Policies in IAS I: Presentation of Financial Statements and IFRS Practice Statement 2: Making Materiality Judgements, Amendments to Definition of Accounting Estimates in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Amendments to Deferred Tax related to Assets and Liabilities arising from a Single Transaction in IAS 12: Income Taxes, and IFRS 17: Insurance Contracts (effective date January 1, 2023)

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

•	Amendments to Sale or Contribution of Assets between an Investor and its Associate or Joint Venture in IFRS 10: Consolidated Financial Statements and IAS 28: Investments in Associates and Joint Ventures (effective date deferred indefinitely)

5.	Revenue

i)	Disaggregation of Revenue

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
Value-based care	246,575	27,259
Software licensing	7,756	35,964
Clinical services	12,115	8,070
	266,446	71,293

In January 2021, we entered into a License and Support Agreement (“License Agreement”) with TELUS. As part of the License Agreement, the Group received an upfront payment of $66.9 million in exchange for the right to use the Company’s digital healthcare platform (“Software Platform”), specified upgrades to be delivered over a 24-month period, post-contract support (“PCS”), and a right to access enhancements to the Group’s Software Platform over a period of seven years. We identified that the License Agreement included multiple performance obligations and allocated the transaction price to the separate performance obligations on a relative standalone basis. We determined the standalone selling prices based on our overall pricing objectives, taking into consideration market inputs and entity specific factors, including standalone selling prices when available. We also concluded that the upfront payment included a significant financing component. As a result, the transaction price was adjusted to account for the time value of money and interest expense will be recognized over the duration of the contract.

ii)	Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As of
	March 31, 2022	December 31, 2021
	$’000	$’000
Trade receivables	7,068	8,278
Contract assets	5,557	4,484
Contract liabilities	86,426	94,182

The contract assets primarily relate to the Group’s rights to consideration for work performed but subject to customer acceptance at the reporting date. There was no impact on contract assets as a result of acquisition of subsidiaries. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. The Group’s customers generally pay for invoices in the month following the issuance date.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

iii)	Transaction Price Allocated to the Remaining Performance Obligations

The following table includes revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the reporting date:

	Remainder of 2022	2023	2024	2025	2026 and beyond	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As of March 31, 2022	22,663	18,366	18,959	15,539	10,899	86,426

The table below shows significant changes in contract liabilities:

2022
$’000
Balance on January 1,	94,182
Amounts billed but not recognized	849
Revenue recognized	(6,091)
Effect of movements in foreign exchange	(2,514)
Balance on March 31,	86,426

No revenue was recognized from performance obligations satisfied (or partially satisfied) in previous periods.

6.	Segment Information

Below is a summary of the Group’s segments and a reconciliation between the results from operations as per segment information and the results from operations as per the Condensed Consolidated Statements of Profit and Loss.

	For the Three Months Ended March 31, 2022
	UK	US	All other segments	Total segments	Reconciliation adjustments	Total as per statement of profit and loss
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	15,670	250,512	335	266,517	(71)	266,446
Inter-segment revenue	—	—	(64)	(64)	64	—
Segment revenue	15,670	250,512	271	266,453	(7)	266,446
Clinical care delivery expense	(11,872)	(12,394)	(261)	(24,527)	600	(23,927)
Claims expense	—	(247,552)	—	(247,552)	—	(247,552)
Other operating expenses, excluding amortization and depreciation	(31,225)	(34,176)	(9,505)	(74,906)	(706)	(75,612)
Change in fair value of warrant liabilities	—	—	5,575	5,575	—	5,575
Exchange (loss) / gain	(4,078)	2,353	(16,657)	(18,382)	17,935	(447)
Segment EBITDA	(31,505)	(41,257)	(20,577)	(93,339)	17,822	(75,517)
Depreciation and amortization						(9,458)
Change in fair value of warrant liabilities						(5,575)
Exchange gain						447
Operating loss						(90,103)

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

	For the Three Months Ended March 31, 2021
	UK	US	All other segments	Total segments	Reconciliation adjustments	Total as per statement of profit and loss
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	41,242	29,244	434	70,920	373	71,293
Inter-segment revenue	—	—	4	4	(4)	—
Segment revenue	41,242	29,244	438	70,924	369	71,293
Clinical care delivery expense	(9,269)	(4,597)	(596)	(14,462)	2,639	(11,823)
Claims expense	—	(23,917)	—	(23,917)	—	(23,917)
Other operating expenses, excluding amortization and depreciation	(26,442)	(11,316)	(2,386)	(40,144)	(2,311)	(42,455)
Exchange (loss) / gain	(632)	(49)	1,788	1,107	(1,680)	(573)
Gain on sale	—	—	3,917	3,917	—	3,917
Share of loss of equity-accounted investees	—	(455)	—	(455)	—	(455)
Segment EBITDA	4,899	(11,090)	3,161	(3,030)	(983)	(4,013)
Depreciation and amortization						(5,848)
Exchange loss						573
Gain on sale of subsidiary						(3,917)
Share of loss of equity-accounted investees						455
Operating loss						(12,750)

Reconciliation adjustments include allocation and classification differences of costs between management accounts and statutory reporting, reversals of inter-segment revenue and foreign exchange variances.

Major Customers

Below is a summary of the revenue derived from the Group’s major customers:

	For the Three Months Ended March 31,
	2022		2021
	$‘000	% of revenue	$‘000	% of revenue
Customer 1	145,043	54.4%	12,420	17.4%
Customer 2	61,446	23.1%	—	—
Customer 3	14,381	5.0%	12,148	17.0%
Customer 4	2,530	1.0%	30,129	42.3%

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

Geographical Information

Revenue from external customers attributed to individual countries is summarized as follows:

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
UK	9,435	7,786
US	250,597	29,808
Asia-Pacific	3,634	3,410
Canada	2,530	30,129
Rest of World	250	160
Total	266,446	71,293

As of March 31, 2022, 39.4% ($99.3 million) and 59.5% ($150.1 million) of non-current assets of the Group are derived from and located within the UK and US, respectively. As of December 31, 2021, 38.3% ($92.6 million) and 61.1% ($147.8 million) of non-current assets of the Group are derived from and located within the UK and US, respectively.

As of March 31, 2022, 69.4% ($4.9 million) and 27.7% ($2.0 million) of total Group trade receivables were attributable to the UK and US, respectively. As of December 31, 2021, 84.5% ($7.0 million) and 11.0% ($0.9 million) of total Group trade receivables were attributable to the UK and US, respectively.

7.	Investments in Subsidiaries and Associates

As discussed in Note 2, we consolidated certain PCs which are owned, directly or indirectly, and operated by licensed physicians. The following provides summary financial data for the PCs that are included in the Condensed Consolidated Financial Statements:

	As of
	March 31, 2022	December 31, 2021
	$’000	$’000
Total assets	131,429	104,703
Total liabilities	213,222	168,240

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
Total revenues	127,138	19,756
Clinical care delivery expense	(8,912)	(2,256)
Claims expense	(118,985)	(15,793)
Sales, general & administrative expenses	(15,012)	(2,875)

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

8.	Intangible Assets and Goodwill

The changes in the carrying amount of goodwill and intangible assets for the three months ended March 31, 2022 were as follows:

	Goodwill	Development Costs	Intangibles under Development	Customer Relationships	Trademarks	Physician Networks	Licenses	Total Other Intangible Assets (Excluding Goodwill)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
Balance at January 1, 2022	93,678	109,356	21,868	14,700	8,300	5,000	590	159,814
Additions	—	—	10,071	—	—	—	—	10,071
Transfers	—	6,803	(6,803)	—	—	—	—	—
Effect of movements in foreign exchange	(23)	(2,759)	(530)	—	—	—	—	(3,289)
Balance at March 31, 2022	93,655	113,400	24,606	14,700	8,300	5,000	590	166,596
Amortization and impairment
Balance at January 1, 2022	—	39,724	—	3,680	3,533	1,063	393	48,393
Amortization for the period	—	5,064	—	193	750	329	131	6,467
Effect of movements in foreign exchange	—	(1,094)	—	—	—	—	—	(1,094)
Balance at March 31, 2022	—	43,694	—	3,873	4,283	1,392	524	53,766
Net book value
At January 1, 2022	93,678	69,632	21,868	11,020	4,767	3,937	197	111,421
At March 31, 2022	93,655	69,706	24,606	10,827	4,017	3,608	66	112,830

All development costs, including intangibles under development, have been internally generated by the Group. During the three months ended March 31, 2022, $6.8 million of intangibles under development were transferred to development costs as these projects were completed. Intangibles under development are tested for impairment at least annually.

The total net book value is considered to be the recoverable amount, as this balance is reviewed annually and impaired as necessary. All development costs are related to the development of our digital healthcare platform and there are no distinguishable individually material intangible assets within the capitalized development costs. There was no impairment of the development costs in the three months ended March 31, 2022 or 2021.

9.	Claims Payable

The following table is a summary of claims activity for the period presented:

$’000
Balance at January 1, 2022	24,628
Claims expense	247,552
Claims paid	(233,015)
Adjustment, net	—
Balance at March 31, 2022	39,165

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

The increase in claims expense during the three months ended March 31, 2022 is primarily attributable to the expansion of our value-based care offerings in the United States.

10.	Cash and Cash Equivalents

The components of cash and cash equivalents are reflected in the table below:

	As of
	March 31, 2022	December 31, 2021
	$’000	$’000
Cash in hand and at banks	274,978	262,276
Short term investment funds	—	—
Restricted cash	—	305
	274,978	262,581

The Group’s short term investment funds are highly liquid, redeemable within 90 days at a known amount of cash and are subject to an insignificant risk of change in value and therefore meet the definition of a cash equivalent.

11.	Leases

On November 1, 2021, Babylon Inc. entered into a sublease agreement for 37,883 rentable square feet of office space in Austin, Texas. The lease commenced on February 1, 2022 when we obtained access to the property and will automatically terminate on March 31, 2029. Minimum payments for the non-cancellable lease term are $16.6 million. The Company uses the office space as its United States headquarters with capacity for approximately 200 employees.

In January 2022, Babylon Healthcare Services Limited entered into two lease agreements for clinic space in London, United Kingdom. The leases commenced on January 6, 2022 and January 14, 2022 when we obtained access to the properties and will automatically terminate on January 6, 2032 and July 13, 2032, respectively. Minimum payments for the lease terms are $6.3 million and $7.0 million, respectively. The Company intends to use the properties as clinics as part of the Company's operations.

12.	Loans and Borrowings

	As of
	March 31, 2022	December 31, 2021
	$’000	$’000
Non-current liabilities
Loan notes	300,000	200,000
Unamortized fair value adjustment, discount, and debt issuance costs	(37,858)	(31,399)
	262,142	168,601
Current liabilities
Other	—	185
	—	185

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

AlbaCore Original Notes

On October 8, 2021, Babylon entered into a note Subscription Agreement (the “Note Subscription Agreement”). The Note Subscription Agreement provided for the issuance of up to $200.0 million in unsecured notes due 2026 (the “Unsecured Notes”) to affiliates of, or funds managed or controlled by, AlbaCore Capital LLP (the “Note Subscribers”). On November 4, 2021 (“Note Closing Date”), Babylon issued the full $200.0 million (“Principal Amount”) of Unsecured Notes under the Note Subscription Agreement at a discount of 95.5% of the Principal Amount. The Unsecured Notes bear interest accruing on the Principal Amount (which for these purposes shall include any capitalized interest from time to time) at the following rates: (i) 8.00% per annum for the period commencing from (and including) the Note Closing Date to (but excluding) the date falling two years after the Note Closing Date; (ii) 10.00% per annum for the period commencing from (and including) the date falling two years after the Note Closing Date, to (but excluding) the date falling three years after the Note Closing Date; and (iii) 12.00% per annum for the period commencing from (and including) the date falling three years after the Note Closing Date. The applicable interest rate is subject to a step-up margin of 6.5 basis points per annum if Babylon and its subsidiaries do not achieve a target of adding 100,000 Medicaid lives to value-based care contracts by January 1, 2024. Interest is payable on the Unsecured Notes semi-annually on May 4 and November 4 each year, with the first interest payment due on the six-month anniversary of the Note Closing Date on May 4, 2022. At Babylon’s election, up to 50.00% of the interest payable in respect of any interest period may be satisfied by the issuance by Babylon of further Unsecured Notes to be immediately consolidated and form a single series with the outstanding Unsecured Notes. The Unsecured Notes will mature five years from the Note Closing Date on November 4, 2026 (the “Final Maturity Date”).

Babylon is required to redeem the Unsecured Notes (unless previously purchased and cancelled or redeemed) on the Final Maturity Date at 100% of the principal amount on such date. Babylon may redeem the Unsecured Notes at any time at a redemption amount (the “Redemption Amount”) equal to: (i) from (and including) the Note Closing Date to (but excluding) the date falling one year after the Note Closing Date, the amount that is the greater of (A) 104.00% of the principal amount (including capitalized interest) and (B) 104.00% of the principal amount (including capitalized interest) plus an interest make whole premium; (ii) from (and including) the date falling one year after the Note Closing Date to (but excluding) the date falling two years after the Note Closing Date, 104.00% of the principal amount (including any capitalized interest); and (iii) on or after the date falling two years after the Closing Date and until (but not including or after) the Final Maturity Date, 107.00% of the principal amount (including any capitalized interest). Each holder of Unsecured Notes (each a “Noteholder”) has the option to require Babylon to redeem the Unsecured Notes held by such Noteholder at the Redemption Amount upon specified change of control events.

The terms of the Unsecured Notes include covenants, which covenants are subject to certain limitations and exceptions, limiting the ability of Babylon and its subsidiaries to, among other things: incur additional debt; pay or declare dividends or distributions on Babylon’s share capital; repay or distribute any share premium reserve or redeem, repurchase or retire its share capital; incur or allow to remain outstanding guarantees; make certain joint venture investments; enter into finance or capital lease contracts; create liens on Babylon’s or its subsidiaries’ assets; enter into sale and leaseback transactions; pay management and advisory fees outside the ordinary course of business; acquire a company or any shares or securities or a business or undertaking; merge or consolidate with another company; borrow or receive investments from certain shareholders other than through Babylon; and sell, lease, transfer or otherwise dispose of assets. The terms of the Unsecured Notes also include customary events of default.

On the Note Closing Date, Babylon issued warrants to subscribe for an aggregate of 1,757,499 Class A ordinary shares (the “AlbaCore Warrants”) to the Note Subscribers on a pro rata basis by reference to the relevant proportion of the Principal Amount of Unsecured Notes subscribed for by each Note Subscriber. The AlbaCore Warrants confer the right to subscribe for up to 1,757,499 Class A ordinary shares exercisable on certain agreed upon exercise events, subject to: (i) Babylon’s right to elect to redeem the AlbaCore Warrants in whole or in part in cash upon an exercise event; (ii) an agreed adjustment formula to reduce the number of Class A Ordinary Shares to be issued upon exercise of the AlbaCore Warrants in certain circumstances linked to Babylon’s trading performance; and (iii) customary adjustments for certain share capital reorganizations (such as share splits and consolidations).

The exercise events applicable to the AlbaCore Warrants occur: (i) on the first date following which the closing price of the Class A Ordinary Shares has equaled or exceeded $15.00 per Class A Ordinary Share (subject to customary adjustments) for any 20 trading days within any 30-trading day period commencing at least 18 months after the Note Closing Date; (ii) where the Noteholders give a redemption notice under the notes deed poll on the occurrence of a change of control in respect of Babylon; (iii) where Babylon elects to redeem the Unsecured Notes prior to the Final Maturity Date in accordance with its rights to do so under the notes deed poll; and (iv) on the Final Maturity Date. Upon an exercise event, the AlbaCore Warrants are exercisable in full and not in part only.

We capitalized debt issuance costs of $3.4 million in connection with the issuance of the Unsecured Notes. Please refer to Note 15 for additional discussion surrounding the AlbaCore Warrants.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

AlbaCore Additional Notes and Warrants

On December 23, 2021, Babylon entered into an additional note subscription agreement (the “Second Note Subscription Agreement”) providing for the issue of not less than $75 million and not more than $100 million additional Unsecured Notes (the “Additional Notes”) to AlbaCore Partners III Investment Holdings Designated Activity Company, and any new note subscribers that are affiliates of, or funds managed or controlled by, AlbaCore Capital LLP and that adhere to the Second Note Subscription Agreement (the “Second Note Subscribers”).

The closing of the issue of the Additional Notes under the Second Note Subscription Agreement, for the principal amount of $100 million, occurred on March 31, 2022 (the “Second Closing Date”). The terms and conditions of the Additional Notes are the same as the terms of the original Unsecured Notes, with the exception that the Additional Notes were issued at 100% of their principal amount. At Babylon’s election, up to 50.00% of the interest payable in respect of any interest period may be satisfied by the issuance by Babylon of further Unsecured Notes to be immediately consolidated and form a single series with the outstanding Unsecured Notes.

On the Second Closing Date, Babylon issued AlbaCore Warrants to subscribe for an aggregate of 878,750 additional Class A ordinary shares (the “Additional AlbaCore Warrants”) to the Second Note Subscribers. Upon an exercise event, the AlbaCore Warrants are exercisable in full and not in part only. The exercise events applicable to the Additional AlbaCore Warrants are the same as the AlbaCore Warrants.

We capitalized debt issuance costs of $4.0 million in connection with the issuance of the Additional Notes.

Upon any exercise event Babylon has a right to elect to satisfy the subscription entitlement in respect of the AlbaCore Warrants by issuing Class A ordinary shares, by making a redemption payment in cash, or by a combination of both (in such proportions as Babylon may in its absolute discretion determine). The cash redemption payment per Note Warrant shall be determined by reference to the closing price for the Class A ordinary shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event, provided that if the closing price is in excess of $15.00 per Class A ordinary share (subject to customary adjustments), the cash redemption payment shall be capped at $15.00 per Note Warrant.

Where Babylon elects upon exercise of the AlbaCore Warrants to issue Class A ordinary shares in satisfaction in whole or in part of the subscription entitlement under the AlbaCore Warrants, Babylon is required to issue one Class A ordinary share credited as fully paid and free from all encumbrances (except as set out in Babylon’s memorandum and articles of association from time to time) per AlbaCore Warrant held, subject to a proportionate downwards adjustment to the number of Class A ordinary shares to be issued per AlbaCore Warrant where the closing price of the Class A ordinary shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event is in excess of $15.00 per Class A ordinary share.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

Changes in Loans and Borrowings from Financing Activities

	AlbaCore Notes	Other Loans and Borrowings	Total Loans and Borrowings
	$’000	$’000	$’000
Balance at January 1, 2022	168,601	185	168,786
Changes from financing cash flows
Proceeds from issuance of notes and warrants	100,000	—	100,000
Payment of debt issuance costs	(4,000)	—	(4,000)
Total changes from financing cash flows	96,000	—	96,000
Other changes
Fair value of warrants issued	(3,418)	—	(3,418)
Unpaid debt issuance costs	(257)	—	(257)
Amortization of fair value adjustment, discount, and debt issuance costs	1,202	—	1,202
Other loans and borrowings activity, net	—	(171)	(171)
Total other changes	(2,473)	(171)	(2,644)
Balance at March 31, 2022	262,128	14	262,142

13.	Employee Benefits

Equity Incentive Plans

On October 21, 2021, we effected a reclassification (referred to below as the “Reclassification”) whereby all outstanding shares of Babylon, including the various options previously granted under the below plans, were reclassified to Class A ordinary shares or Class B ordinary shares, subject to a conversion ratio of approximately 0.3 (the “Conversion Ratio”). The description of activity in the narratives and tables below have been adjusted to reflect the Reclassification.

On July 27, 2015, the Board of Directors adopted the Babylon Holdings Limited Long Term Incentive Plan (the “LTIP”). Options granted under the LTIP were originally granted over Company’s Class B Shares. Following the Reclassification, the options subsist over Class A ordinary shares. Upon approval of the Babylon Holdings Limited 2021 Equity Incentive Plan, including the Non-Employee Sub-Plan (collectively, the "2021 Plan"), the LTIP Plan was no longer available for future awards.

On February 21, 2021, the Board of Directors adopted the Company Share Option Plan (“CSOP”), which was intended to qualify as a company share option plan that meet certain requirements under the Income Tax Act of 2003. The options granted under the CSOP are, subject to certain qualifying conditions being met, potentially U.K. tax-favored options. Upon approval of the 2021 Plan, the CSOP Plan was no longer available for future awards.

On October 21, 2021, the shareholders approved the 2021 Plan. The 2021 Plan authorizes (a) the issuance of 13,700,125 Class A ordinary shares plus, (b) unless a lesser amount is approved by the Board prior to January 1st of a given year, an automatic increase on January 1st of each year, commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 5% of the total number of Class A ordinary shares outstanding on December 31st of the preceding calendar year, and (c) all or any part of an option or options to acquire unissued shares granted under the prior plans (the LTIP or CSOP described above) shall become available for award granted under the 2021 Plan subject to a maximum of 7,223,177 shares. Upon approval of the 2021 Plan, the LTIP and CSOP were no longer available for future awards. The 2021 Plan provides for the grant of options, share appreciation rights (“SARs”), restricted stock awards (“RSAs”), restricted share units (“RSUs”), and other share-based awards. As of March 31, 2022, there are 43,761,708 shares available for issuance pursuant to future awards under the 2021 Plan.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

Share-based Payments

The Group issues equity settled share-based payments to employees of the Group and advisors, whereby services are rendered in exchange for rights over shares in the Group. Employees of all Group companies participate within this scheme through the LTIP, CSOP and 2021 Plan described above.

Share-based payments are recognized as expense for RSUs, RSAs and options, net of estimated forfeitures, as follows:

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
Total share-based compensation expense	8,402	2,802

Restricted Stock Units

The following table displays RSU activity for the periods presented:

RSUs
Balance at January 1, 2022	6,997,284
Granted	14,758,592
Vested and issued	(895,627)
Forfeited / canceled during the period	(1,099,073)
Balance at March 31, 2022	19,761,176
Vested and unissued at March 31, 2022	39,022
Unvested at March 31, 2022	19,722,154

On March 14, 2022, the Remuneration Committee of the Board of Directors granted employees RSUs under the 2021 Plan, under which the holders have the rights to receive an aggregate 14,758,592 shares of the Company’s Class A ordinary shares. Pursuant to the terms of the RSU awards, unvested shares are forfeited upon separation from the Company.

Options

The following table displays option activity and weighted average exercise price for the periods presented:

	March 31, 2022		December 31, 2021
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at the beginning of the period	1.47	22,896,265	0.02	21,107,487
Granted during the period	—	—	3.67	8,155,289
Forfeited / canceled during the period	1.26	(650,232)	0.18	(6,204,471)
Exercised during the period	0.35	(27,942)	1.42	(162,040)
Outstanding at the end of the period	1.48	22,218,091	1.47	22,896,265

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

14.	Capital and Reserves

Share Capital

In thousands of shares	Class A Ordinary Shares	Class B Ordinary Shares	Deferred Shares
Authorized	6,500,000	3,100,000	100,000
On issue at January 1, 2022	333,925	79,638	—
Issued during the period	924	—	—
On issue at March 31, 2022—fully paid	334,848	79,638	—

Share Rights

Each Class A ordinary share will have the right to exercise one vote at any general meeting of the shareholders of the Company, to participate pro rata in all dividends declared by the Company, and the rights in the event of the Company’s dissolution. Each Class B ordinary share will have the same economic terms as the Babylon Class A ordinary shares, but the Class B ordinary shares will have 15 votes per share.

The Deferred Shares are non-voting shares and did not convey upon the holder the right to be paid a dividend or notice to attend, vote or speak at a shareholder meeting. No Deferred Shares have been issued.

Foreign Currency Translation Reserve

Exchange differences arising on translation of the foreign controlled entities are recognized in other comprehensive loss and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Other Comprehensive Income (“OCI”) Accumulated in Reserves, Net of Tax

2022
$’000
January 1,	(27)
Foreign operations – foreign currency translation differences	(3,753)
March 31,	(3,780)

Retained Earnings

The retained earnings account represents retained profits or losses less amounts distributed to shareholders.

Share-based Payment Reserve

The share-based payment reserve represents amounts accruing for equity-based share options granted.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

15.	Warrant Liability

The Company’s warrants are classified and accounted for as liabilities at fair value, with changes if fair value recorded in the Condensed Consolidated Statement of Profit and Loss. The following table displays the number of warrants outstanding as of March 31, 2022:

	Tradeable	Non-tradeable	Total
(In thousands)	No. of warrants	No. of warrants	No. of warrants
In issue at January 1, 2022	8,625	7,691	16,316
Issuance of Additional AlbaCore Warrants on March 31, 2022	—	879	879
In issue at March 31, 2022	8,625	8,570	17,195

Alkuri Warrants

Pursuant to the merger agreement with Alkuri Global Acquisition Corp (“Alkuri”), the Company assumed warrants previously issued by Alkuri, consisting of 5,933,333 private placement warrants and 8,625,000 public warrants, which were converted into warrants to purchase 14,558,333 Class A ordinary shares (“Alkuri Warrants”). The warrants to purchase 14,558,333 Class A ordinary shares give the holder the right to purchase such shares at a fixed amount for a period of five years subject to the terms and conditions of the warrant agreement.

As of March 31, 2022 there were 14,558,313 Alkuri Warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share of Babylon Holdings Limited at an exercise price of $11.50 per share. Until warrant holders acquire the Company’s ordinary shares upon exercise of such warrants, they have no rights with respect to the Company’s ordinary shares. The warrants expire on October 21, 2026, or earlier upon redemption or liquidation in accordance with their terms.

AlbaCore Warrants

As of March 31, 2022 there were 1,757,499 AlbaCore Warrants outstanding. The warrants entitle the holder to purchase one ordinary share of Babylon Holdings Limited at subscription price of $0.00004 per share upon occurrence of an exercise event. Until warrant holders acquire the Company’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Company’s ordinary shares. The warrants expire on November 4, 2026, or earlier upon redemption or liquidation in accordance with their terms.

Additional AlbaCore Warrants

As of March 31, 2022 there were 878,750 Additional AlbaCore Warrants outstanding. The warrants entitle the holder to purchase one ordinary share of Babylon Holdings Limited at subscription price of $0.00004 per share upon occurrence of an exercise event. Until warrant holders acquire the Company’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Company’s ordinary shares. The warrants expire on November 4, 2026, or earlier upon redemption or liquidation in accordance with their terms. The initial fair value of the Additional AlbaCore Warrants on the date of issuance was determined utilizing a price per warrant of $3.89, which has been derived using a Monte Carlo simulation.

Changes in Warrant Liability

The fair value of the Alkuri Warrants is determined by using the prevailing market price for warrants that are trading on the NYSE under the ticker BBLN.W. The market price per tradeable warrant as at March 31, 2022 was $0.53. The fair value of the AlbaCore Warrants and Additional AlbaCore Warrants is determined utilizing a price per warrant of $3.89, which has been derived using a Monte Carlo simulation.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

See reconciliation of fair values below:

	Tradeable (Level 1)	Non-tradeable (Level 2)	Non-tradeable (Level 3)	Total
	$’000	$’000	$’000	$’000
Balance at December 31, 2021	5,865	4,035	10,228	20,128
Fair value of Additional AlbaCore Warrants upon issuance	—	—	3,418	3,418
Change in fair value of warrant liabilities	(1,294)	(890)	(3,391)	(5,575)
Balance at March 31, 2022	4,571	3,145	10,255	17,971

16.	Related Parties

Transactions with Key Management Personnel

During the three months ended March 31, 2022, the remuneration of directors and other key management personnel - including company pension contributions made to money purchase schemes on their behalf - amounted to $0.9 million (2021: $0.9 million). The remuneration of the highest paid key manager was $0.2 million (2021: $0.3 million). These remuneration costs are recorded as an operating expense in Sales, general & administrative expenses.

For the three months ended March 31, 2022, share-based compensation expense related to key management personnel was $1.0 million (2021: $0.6 million).

Directors’ cash remuneration is borne by the Company’s subsidiary, Babylon Partners Limited.

17.	Financial Instruments

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

There were no transfers between fair value levels during the period.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

 Babylon Holdings Limited
Notes to the Condensed Consolidated Financial Statements (Unaudited)

	Fair Value
	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Tradeable Alkuri Warrants	4,571	—	—	4,571
Non-tradeable Alkuri Warrants	—	3,145	—	3,145
AlbaCore Warrants	—	—	6,837	6,837
Additional AlbaCore Warrants	—	—	3,418	3,418
	4,571	3,145	10,255	17,971

The tradeable Alkuri Warrants were valued using the instrument’s publicly listed trading price as of the date of the Condensed Consolidated Statement of Financial Position, which is considered to be a Level 1 measurement due to the use of an observable market quote in an active market.

As the non-tradeable Alkuri Warrants have identical terms as the tradeable Alkuri Warrants, the non-tradeable Alkuri Warrants were valued using the tradeable Alkuri Warrants’ publicly listed trading price, which is considered to be a Level 2 fair value measurement due to the use of an observable market quote from a similar instrument in an active market.

The AlbaCore Warrants and Additional AlbaCore Warrants were valued using a Monte Carlo simulation, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the AlbaCore Warrants and Additional AlbaCore Warrants is the expected volatility of our ordinary shares. The expected volatility of the Company’s ordinary shares was determined using peer group companies. Due to the nominal exercise price of the AlbaCore Warrants and Additional AlbaCore Warrants, changes in volatility would not result in a material change in the fair value of the warrants.

The key inputs into the Monte Carlo simulation model for the AlbaCore Warrants and Additional AlbaCore Warrants were as follows:

	As of	As of
	March 31, 2022	December 31, 2021
Underlying stock price (USD)	$3.89	$5.83
Exercise price (USD)	$0.00004	$0.00004
Volatility	74.1%	71.6%
Remaining term (years)	4.6	4.85
Risk-free rate	2.40%	1.23%

18.	Subsequent Events

Unsecured Notes

Interest is payable on the Unsecured Notes semi-annually on May 4 and November 4 each year, with the first interest payment due on the six-month anniversary of the Note Closing Date on May 4, 2022. As of May 4, 2022, the interest payable on the Unsecured Notes was $8.8 million. In accordance with the Note Subscription Agreement, Babylon elected to satisfy 50.00% of the interest payable by the issuance of further Unsecured Notes, which were immediately consolidated and formed into a single series with the outstanding Unsecured Notes. The remaining $4.4 million of the interest payable was settled in cash.

Exhibit 99.3

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Preliminary Note

The following Management’s Discussion and Analysis (“MD&A”), prepared as of May 20, 2022, should be read in conjunction with the unaudited Condensed Consolidated Financial Statements of Babylon Holdings Limited (“Babylon” or “the Company”) for the three months ended March 31, 2022 together with the audited financial statements of the Company for the year ended December 31, 2021 and the accompanying MD&A for that fiscal year appearing in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2022. The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

We were founded by our Chief Executive Officer, Dr. Ali Parsadoust, in 2013. Babylon Holdings Limited was incorporated on April 11, 2014 and is entering its ninth year of operation. Babylon is a company limited by shares organized under the laws of the Bailiwick of Jersey. Its registered office is at 31 Esplanade, St. Helier, Jersey, JE2 3QA. The mailing address of Babylon’s headquarters and principal executive offices is 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom, and Babylon’s telephone number is +44 (0) 20 7100 0762. Our U.S. subsidiary, Babylon Inc., 2500 Bee Cave Road, Austin, Texas 78746, serves as our agent in the United States.

Our website address is www.babylonhealth.com. The information on, or that can be accessed through, our website is not part of this Report. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation. The Company presents its financial statements in US Dollars. Amounts in this MD&A are stated in US Dollars unless otherwise indicated. Unless otherwise indicated or the context otherwise requires, all references to the terms “Company,” “company,” “Babylon,” “we,” “us,” “our” and similar terms refer to Babylon Holdings Limited, together with its consolidated subsidiaries. Certain member counts are rounded to the nearest thousand.

Forward-Looking Statements

This Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; the growth of our business and organization; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this Report.

Overview

We are a leading digital-first, value-based care company. Founded in 2013, our mission is to make high-quality healthcare accessible and affordable for everyone on Earth. We believe we are poised to reengineer the global healthcare market to better align system-wide incentives and to shift the focus from reactive sick care to preventative healthcare, resulting in better member health, improved member experience and reduced costs. To achieve this goal, we are leveraging our highly scalable, digital-first platform combined with high quality clinical operations and affiliated provider networks to provide an integrated, end-to-end healthcare solution. We combine artificial intelligence and broader technologies with human expertise to deliver modern healthcare.

We monetize our products and services in three primary ways:

•	Value-Based Care, or VBC, in which we manage a defined subset or the entire medical costs of a member population and capture the cost savings. During the three months ended March 31, 2022 and 2021, 92.5% and 38.2%, respectively, of our revenue was derived from VBC arrangements.

•	Software Licensing, in which we predominantly sell our digital suite of products to partners who may provide care through their own medical networks. During the three months ended March 31, 2022 and 2021, 2.9% and 50.5%, respectively, of our revenue was derived from software licensing.

•	Clinical Services, in which our affiliated providers deliver medical consultations, typically on a FFS, or a combination of capitation fee and FFS basis under a risk-based agreement. During the three months ended March 31, 2022 and 2021, 4.6% and 11.3%, respectively, of our revenue was derived from clinical services.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

As of March 31, 2022, our VBC, software licensing and/or clinical service offerings supported patients in 15 countries. We have scaled our VBC offering rapidly over the last year to become one of the largest VBC networks in the United States, with 270,711 U.S. VBC members as of March 31, 2022, and we expect to remain focused on U.S. growth. Our company has developed as follows:

•	2013: Founded by our Chief Executive Officer, Dr. Ali Parsadoust.

•	2014: Became the first digital-first health service provider to be registered with the Care Quality Commission (“CQC”), the healthcare services regulator and inspector in England. In response to primary care doctor shortages in the United Kingdom, Babylon contracted with the NHS to offer a technology platform to improve accessibility to primary care and to doctors, proving out the ability to tackle accessibility with high quality in a very advanced U.K. healthcare market.

•	2015: Began providing clinical services through our virtual care platform, offering diagnoses, advice and treatments via medical professionals to patients on a remote basis.

•	2016: First expanded outside the United Kingdom, launching in Rwanda. We sought to prove our model in a more challenging environment and partnered with the Bill and Melinda Gates Foundation and the government of Rwanda, a country with limited resources and infrastructure for healthcare.

•	2017: Made our technology available for licensing to corporate and institutional clients.

•	2018: Launched our agreement with Prudential in Asia, and since then have been rolling out our Symptom Checker and Health Assessment solutions across 11 countries in Asia.

•	2018: Launched our partnership with TELUS Health (“TELUS”) in Canada, the Canadian parent holding company of various telecommunication and other subsidiaries. TELUS agreed to use our platform to deliver digital health services across Canada through a joint venture named Babylon Health Canada Limited. We sold Babylon Health Canada Limited to TELUS in January 2021 and entered into a seven-year agreement to license our white-labeled digital platform to TELUS Health, allowing TELUS Health to provide integrated clinical services to members through a TELUS-branded version of the Babylon digital platform.

•	2020: Entered the U.S. market with a clinical services network and formed our first end-to-end digital, integrated VBC service, Babylon 360. Babylon 360 has since expanded in the U.S. and is being introduced in the U.K. through our agreement with Royal Wolverhampton NHS Trust (“RWT”).

•	2021: Became a public company in the United States, with our Class A ordinary shares and warrants listed on the New York Stock Exchange (“NYSE”), upon completing a merger (the “Business Combination”) with Alkuri Global Acquisition Corp., a special purpose acquisition company (“Alkuri”), on October 21, 2021. In addition, we completed a private placement of our Class A ordinary shares to certain investors for an aggregate purchase price of $224 million (the “PIPE Investment”).

We have also completed certain investments and acquisitions in recent years that have helped improve our ability to deliver our products in services:

•	DayToDay. In October 2019, we purchased a majority stake in Health Innovators Inc. (d/b/a DayToDay) (“DayToDay”). On December 20, 2021, we issued 247,112 Class A Ordinary Shares to the owners of DayToDay, pursuant to a Stock Purchase Agreement, dated as of September 27, 2021, as consideration for our purchase, on November 16, 2021, of the remaining equity stake in DayToDay. The DayToDay acquisition is intended to bolster our product offering by providing patient management for acute care episodes.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

•	Higi. On May 15, 2020, we acquired 10.2% of the fully diluted capital stock of higi SH Holdings Inc. (“Higi”). Higi. Through a series of investments, we then increased our shareholdings in Higi to 25.3% on a fully diluted basis. On December 7, 2021, we exercised our option to acquire the remaining equity interest in Higi pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated October 29, 2021 (the “Higi Acquisition Agreement”). Higi Acquisition Agreement. The closing of this acquisition occurred on December 31, 2021. The exercise price of the option to acquire the remaining Higi equity stake included the payment of $4.6 million in cash and the issuance of 3,412,107 Class A ordinary shares at the closing, the payment of $5.4 million at the closing to satisfy the principal and interest payable by a subsidiary of Higi pursuant to a promissory note in favor of ALP Partners Limited, an entity owned by our founder and Chief Executive Officer, the future payment of up to $0.3 million and issuance of up to 490,782 additional Class A ordinary shares after the expiration of a 15-month indemnification holdback period, and the issuance of 1,980,000 restricted stock units for Higi continuing employees and consultants in respect of Class A ordinary shares, of which 1,167,669 were vested at closing. The Higi shareholders who received our shares are subject to a lockup and were granted certain registration rights. Higi provides digital healthcare services via a network of Smart Health Stations located in the United States, and makes health kiosks found in retail pharmacies and grocery stores that provide free screenings of blood pressure, weight, pulse and body mass index. The Higi acquisition is intended to increase our reach to users and our ability to provide clinical service offerings to our customers.

•	Fresno Health Care. In October 2020, we acquired certain portions of the Fresno Health Care business of FirstChoice Medical Group (“FCMG”) for $25.7 million. This acquisition was intended to advance the growth of our value-based care services, by transitioning members to digital-first tools that will enable members to access our virtual care network in conjunction with the existing physical access to services.

•	Babylon Health Canada Limited. On January 14, 2021 we entered into a Share Purchase Agreement (“SPA”) with TELUS for the sale of the Babylon Health Canada Limited business. The entire issued share capital of Babylon Health Canada Limited was transferred to TELUS for a base price of CAD$1.8 million, which has been adjusted for working capital and net indebtedness. A further CAD$3.5 million payment was made by TELUS that was attributable to a partial repayment of an intercompany loan due from Babylon Canada to Babylon Partners Limited. The remaining amount of the intercompany loan was forgiven immediately prior to the execution of the SPA.

•	Meritage Medical Network. In April 2021, we acquired Meritage for $31.0 million. This acquisition was intended to expand the growth of our value-based care services, by transitioning over 20,000 Medicare Advantage and Commercial Health Maintenance Organization (“HMO”) patients within the Meritage network to digital-first tools that will enable members to access our virtual care network in conjunction with the existing physical access to services.

We have experienced rapid revenue growth in the past two years in particular as we have recently expanded our VBC offerings. Our Revenue was $266.4 million and $71.3 million, our Clinical care delivery expense was $23.9 million and $11.8 million, our Claims expense was $247.6 million and $23.9 million, our Platform & application expenses were $16.7 million and $6.4 million, our Research & development expenses were $10.1 million and $10.4 million, and our Operating loss was $90.1 million and $12.8 million, for the three months ended March 31, 2022 and 2021, respectively. Our loss was $91.4 million and $10.8 million, our EBITDA was $(75.5) million and $(4.0) million, and our Adjusted EBITDA was $(72.2) million and $(4.6) million, for the three months ended March 31, 2022 and 2021, respectively. EBITDA and Adjusted EBITDA are non-IFRS measures. For a description of how we calculate EBITDA and Adjusted EBITDA, a reconciliation to the most directly comparable IFRS measure, and the limitations of these non-IFRS financial measures, see “Key Business and Financial Metrics—EBITDA and Adjusted EBITDA.”

Impact of the COVID-19 Pandemic

The rapid spread of COVID-19 around the world (the “Pandemic”) has altered the behavior of businesses and people, with significant negative effects on national, state and local economies, the duration of which remains unknown at this time. Many state governors issued executive orders permitting physicians and other healthcare professionals licensed in other states to practice in their state without any additional licensure or by using a temporary, expedited or abbreviated licensure or registration process. In addition, changes were made to the Medicare and Medicaid programs (through legislative changes, and the exercise of regulatory discretion and authority) to increase access to telehealth services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. It is uncertain how long these COVID-19 related regulatory changes will remain in effect and whether they will continue beyond this public health emergency period.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

It is not currently possible to predict the ultimate financial impact of COVID-19 on our business, results of operations and financial condition. Key factors will include the extent to which changes in the behavior of people during the Pandemic result in a permanent change in their behavior, a longer-term reversion back to pre-Pandemic behaviors or a significant immediate reversion in behaviors as the impacts of the Pandemic become more manageable because of global vaccination programs.

Merger Agreement

In June 2021, we entered into a Merger Agreement, by and among Alkuri, Babylon and certain other parties which, among other things, provides for the Business Combination, in which our merger subsidiary merged with and into Alkuri, with Alkuri surviving as a wholly-owned subsidiary of Babylon. Following the consummation of the Business Combination, our Class A ordinary shares have been traded on the NYSE, and we are required to develop the functions and resources necessary to operate as a public company, including employee-related costs and equity compensation, which has resulted in increased operating expenses when compared to the prior period and may continue to increase.

Classification of Our Members

Members

“Members” refers to individuals globally who are covered by one of our value-based care agreements or other risk-based agreements with a health plan, healthcare provider or a government body (including NHS bodies in England), or who have access to our digital platform through our software license agreements or one of our clinical services offerings. In some instances, “member” is used only to refer to those registered to use the Babylon app, and in others, it refers to those that are eligible under contract to use the Babylon app, whether or not they have registered to use the Babylon app.

U.S. VBC Members

“U.S. VBC Members” refers to individuals who are covered by one of our VBC contracts with a U.S. health plan or healthcare provider. Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated fixed per member per month, or capitation, allocation. In some of our VBC contracts, our financial responsibility for these surpluses or deficits is deferred until an initial agreed upon period has elapsed.

Global Managed Care Members

“Global Managed Care Members” refers to individuals globally who are covered by one of our value-based care agreements or other risk-based agreements with a health plan, healthcare provider or a government body (including NHS bodies in England), under which we assume partial or full risk for the specified costs of members’ healthcare (which may be all-inclusive healthcare costs or more limited professional costs). Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated PMPM or capitation allocation, cost estimate or similar compensation arrangement. Our U.S. VBC Members, Babylon GP at Hand members, and members covered by our agreement with RWT are all Global Managed Care Members.

Key Business and Financial Metrics

We review a number of operating and financial metrics, including the following key metrics and non-IFRS measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Governmental and other economic factors affecting our operations are discussed in “Item 4. Information on the Company” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

	For the Three Months Ended March 31,
	2022	2021
	$’000	$’000
Revenue:
Value-based care	246,575	27,259
Software licensing	7,756	35,964
Clinical services	12,115	8,070
Total revenue	266,446	71,293
Clinical care delivery expense	(23,927)	(11,823)
Claims expense	(247,552)	(23,917)
Platform & application expenses	(16,703)	(6,434)
Research & development expenses	(10,057)	(10,390)
Sales, general& administrative expenses	(58,310)	(31,479)
Loss for the period	(91,357)	(10,847)
EBITDA	(75,517)	(4,013)
Adjusted EBITDA	(72,243)	(4,555)

The breakout of U.S. VBC Members by health insurance program type, and information about the number of Global Managed Care Members, is shown below:

	As of March 31,
	2022	2021
Medicaid	83%	88%
Medicare	11%	12%
Commercial	6%	—
Total U.S. VBC Members	270,711	66,335

Global Managed Care Members	442,362	161,241

Our key business and financial metrics are explained in detail below.

Revenues

Revenue is derived from capitation revenue under our VBC contracts with U.S. health plans and healthcare providers, Software licensing revenue from technology licensing agreements for the use of our digital healthcare platform, and clinical service revenue from the provision of clinical services.

Value-Based Care Revenue. Value-based care revenue consists primarily of capitation revenue for the delivery of VBC services under VBC contracts with U.S. health plans and healthcare providers. Under VBC contracts, we manage the healthcare needs of our members in a centralized manner, where we negotiate a PMPM or capitation allocation, often based on a percentage of the payer’s premium or Medical Loss Ratio (“MLR”) with the payer. We assume financial responsibility for member healthcare services, which means that, throughout the measurement period, the total actual medical costs are compared to the capitation allocation. At the end of the measurement period, we will either be responsible for all or part of excess costs above the capitation allocation, or will receive all or part of any savings, as compared to the capitation allocation. In some of our newer VBC contracts, our financial responsibility for these surpluses or deficits relative to the capitation allocation is deferred until an initial agreed upon period has elapsed. Capitation revenue under VBC contracts is not dependent upon the volume of specific care services provided, nor the utilization of our digital healthcare platform.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

A small portion of the capitation revenue received under VBC contracts is variable, as the contracts contain provisions for performance-based incentives, performance guarantees and risk shares where amounts received are dependent upon factors such as quality metrics, member-specific attributes, and healthcare service costs. Capitation revenue is estimated using the most likely amount methodology and amounts are only included in revenue to the extent that it is highly probable that a significant reversal of cumulative revenue will not occur once any uncertainty is resolved. Such uncertainties may only be resolved several months after the end of the reporting period because of the availability of sufficient reliable data relating to factors such as quality metrics, member specific attributes and healthcare service costs. Subsequent changes in capitation fees and the amount of capitation revenue to be recognized by us are reflected in subsequent periods. The amount of variable capitation revenue recognized is expected to increase as the number of members we provide VBC services to increases.

Software Licensing Revenue. Software licensing revenue relates to a business customer obtaining a right to use and/or access our digital services. Where we have determined that the customer obtains a right to access our artificial intelligence (“AI”) services, we recognize revenue on a straight-line basis over the contractual term beginning when the customer has access to the service. Where we identify that the customer obtains a right to use license, we recognize revenue from the license upfront at the point in time at which the license is granted and the software is made available to the customer. In these licensing arrangements, we primarily provide digital services to corporate entities, and these corporate entities are considered our customers since the contract is for services that represent our ordinary business.

Clinical Services Revenue. Clinical services revenue is represented by our provision of clinical services to business and private users. Clinical service fees are fee-for-service (“FFS”) fees or a combination of FFS and capitation fees, including per-member-per-month (“PMPM”) subscription fees for the provision of virtual consultations. PMPM subscription fees give members access to our clinical services over the contractual period as set forth in the arrangement and may be allocated to Software licensing revenue for Clinical services revenues recognized for virtual consultations through software licensing arrangements. FFS revenue is based on contracted rates determined in agreed-upon compensation schedules.

Clinical Care Delivery Expense

Clinical care delivery expense includes the internal costs that we incur in the provision of healthcare services to patients, which is substantially composed of employee-related expenses such as salaries and wages for Babylon healthcare professionals. Other costs within Clinical care delivery expense include operating costs incurred for the delivery of healthcare services to patients, such as occupancy, medical supplies, and other support-related costs.

Claims Expense

Claims expense includes the costs of healthcare services rendered by third parties on behalf of patients which the Company is contractually obligated to pay, which includes estimates for medical expenses incurred but not yet paid (“IBNP”) using actuarial processes that are applied on a systematic and consistent basis. This process includes the development of estimates using historical claims experience and actuarial models when sufficient claims history is available from health plans and payors. Claims expense also includes other external costs incurred in the delivery of healthcare services including insurance.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Platform & Application Expenses

Platform & application expenses are costs of revenue related to our digital healthcare platform. These costs primarily include employee-related salaries, benefits, stock-based compensation, as well as contractor and consultant expenses, for individuals that are engaged in providing professional services related to support and maintenance of the digital healthcare platform, as well as third-party application costs, hosting services and other direct costs. It also includes amortization of capitalized development costs, including related amortization of tax credits. We expect our Platform & application expenses to increase commensurate with increased maintenance attributable to new contracts and continuing development of our technology platform.

Research & Development Expenses

Research & development expenses primarily include employee-related salaries, benefits, stock-based compensation, as well as contractor and consultant expenses for individuals that are engaged in performing activities to develop and enhance our digital healthcare platform as well as third-party application costs, hosting services and other indirect costs. It includes research costs and development costs that do not meet the criteria for capitalization and are expensed as incurred. We expect our Research & development expenses to continue to remain consistent with historical expense levels.

Sales, General & Administrative Expenses

Sales, general & administrative expenses include employee-related expenses, contractors and consultants’ expense, stock-based compensation, property and facility related expenses, directors and officers insurance, IT and hosting, marketing, training and recruiting expenses. Enterprise IT and hosting costs are primarily software subscriptions, domain and hosting costs. Our Sales, general & administrative expenses also include depreciation of property, fixtures and fittings and amortization of acquired intangible assets. We expect our Sales, general & administrative expenses to increase for the foreseeable future due to costs that we incur as a new public company, as well as other costs associated with continuing to grow our business. Our Sales, general & administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the nature and timing of expenses, as well as increases in Sales, general & administrative expenses that we have incurred to operate as a public company. However, we expect Sales, general & administrative expenses to decline as a percentage of revenue over time through leverage of certain costs within Sales, general & administrative costs that are scalable relative to increases in revenue.

EBITDA and Adjusted EBITDA

In addition to our financial results reported in accordance with IFRS, we believe that EBITDA and Adjusted EBITDA, both of which are non-IFRS financial measures, are useful in evaluating the performance of our business. We define EBITDA as profit (loss) for the period, adjusted for depreciation, amortization, net finance income (costs), and income taxes. We define Adjusted EBITDA as profit (loss) for the period, adjusted for depreciation, amortization, net finance income (costs), income taxes, share-based compensation, foreign exchange gains or losses, gains (losses) on sale of subsidiaries and change in fair value of warrant liabilities.

We believe that EBITDA and Adjusted EBITDA are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities. EBITDA and Adjusted EBITDA have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because some companies calculate EBITDA and Adjusted EBITDA differently or not at all, limiting their usefulness as direct comparative measures.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from the most comparable IFRS measure, Loss for the period, for the three months ended March 31, 2022 and 2021:

	As of March 31,
	2022	2021
	$’000	$’000
Loss for the period	(91,357)	(10,847)
Adjustments to EBITDA:
Depreciation and amortization expenses	9,458	5,848
Finance costs and income	6,373	978
Tax (benefit) / provision	9	8
EBITDA	(75,517)	(4,013)
Adjustments to Adjusted EBITDA:
Share-based compensation	8,402	2,802
Change in fair value of warrant liabilities	(5,575)	—
Gain on sale of subsidiary	—	(3,917)
Exchange loss	447	573
Adjusted EBITDA	(72,243)	(4,555)

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Results of Operations - Three Months Ended March 31, 2022 Compared to the Three Months Ended March 31, 2021

The results of operations presented below should be reviewed in conjunction with the unaudited Condensed Consolidated Financial Statements. The following table presents data from our unaudited Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	246,575	27,259	219,316	804.6%
Software licensing	7,756	35,964	(28,208)	(78.4)%
Clinical services	12,115	8,070	4,045	50.1%
Total revenue	266,446	71,293	195,153	273.7%
Clinical care delivery expense	(23,927)	(11,823)	(12,104)	102.4%
Claims expense	(247,552)	(23,917)	(223,635)	935.0%
Platform & application expenses	(16,703)	(6,434)	(10,269)	159.6%
Research & development expenses	(10,057)	(10,390)	333	(3.2)%
Sales, general & administrative expenses	(58,310)	(31,479)	(26,831)	85.2%
Operating loss	(90,103)	(12,750)	(77,353)	606.7%
Finance costs	(6,628)	(992)	(5,636)	568.1%
Finance income	255	14	241	1,721.4%
Change in fair value of warrant liabilities	5,575	—	5,575	NM
Exchange loss	(447)	(573)	126	(22.0)%
Net finance expense	(1,245)	(1,551)	306	(19.7)%
Gain on sale of subsidiary	—	3,917	(3,917)	(100.0)%
Share of loss of equity-accounted investees	—	(455)	455	(100.0)%
Loss before taxation	(91,348)	(10,839)	(80,509)	742.8%
Tax provision	(9)	(8)	(1)	12.5%
Loss for the period	(91,357)	(10,847)	(80,510)	742.2%

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

The following table sets forth our results of operations as a percentage of total revenue for each period presented preceding:

	Three Months Ended March 31,
	2022	2021
Revenue:
Value-based care	92.5%	38.2%
Software licensing	2.9%	50.5%
Clinical services	4.6%	11.3%
Total revenue	100.0%	100.0%
Clinical care delivery expense	(9.0)%	(16.6)%
Claims expense	(92.9)%	(33.5)%
Platform & application expenses	(6.3)%	(9.0)%
Research & development expenses	(3.8)%	(14.6)%
Sales, general & administrative expenses	(21.9)%	(44.2)%
Operating loss	(33.8)%	(17.9)%
Finance costs	(2.5)%	(1.4)%
Finance income	0.1%	—%
Change in fair value of warrant liabilities	2.1%	—%
Exchange loss	(0.2)%	(0.8)%
Net finance expense	(0.5)%	(2.2)%
Gain on sale of subsidiary	—%	5.5%
Share of loss of equity-accounted investees	—%	(0.6)%
Loss before taxation	(34.3)%	(15.2)%
Tax provision	—%	—%
Loss for the period	(34.3)%	(15.2)%

Revenues

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	246,575	27,259	219,316	804.6%
Software licensing	7,756	35,964	(28,208)	(78.4)%
Clinical services	12,115	8,070	4,045	50.1%
Total revenue	266,446	71,293	195,153	273.7%

Total revenue increased by $195.2 million from $71.3 million for the three months ended March 31, 2021 to $266.4 million for the three months ended March 31, 2022, largely due to the expansion of the Value-based care revenue stream in the United States, including revenue from the acquisition of Meritage Medical Network in April 2021 and revenue from new VBC contracts. In addition, revenue from Software licensing decreased by $28.2 million, primarily attributable to the execution of a one-time software licensing agreement with TELUS, concurrent with the sale of Babylon Health Canada Limited to TELUS in January 2021.

Total Value-based care revenue increased by $219.3 million from $27.3 million for the three months ended March 31, 2021 to $246.6 million for the three months ended March 31, 2022. The increase in revenue from Value-based care of $219.3 million is attributable to the expansion of our related product offerings in the United States, of which $27.4 million relates to revenue from the acquisition of Meritage Medical Network in April 2021. In addition, $186.6 million of the increase in VBC revenue relates to new VBC contracts with various health plans between March 31, 2021 and March 31, 2022, which increased the number of members covered under VBC contracts from 66 thousand as of March 31, 2021 to 271 thousand as of March 31, 2022.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Total Software licensing revenue decreased by $28.2 million from $36.0 million for the three months ended March 31, 2021 to $7.8 million for the three months ended March 31, 2022. The decrease in revenue from Software licensing of $28.2 million is primarily attributable to upfront revenue recognized in connection with the TELUS license of $28.4 million in January 2021.

Total Clinical services revenue increased by $4.0 million from $8.1 million for the three months ended March 31, 2021 to $12.1 million for three months ended March 31, 2022. The increase in Clinical services revenue is primarily attributable to increased virtual consultations on our digital healthcare platform following the expansion of our digital healthcare platform in the United States throughout 2021 and continuing into 2022.

Clinical Care Delivery Expense

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Clinical care delivery expense	(23,927)	(11,823)	(12,104)	102.4%

Clinical care delivery expense increased by $12.1 million from $11.8 million for the three months ended March 31, 2021 to $23.9 million for the three months ended March 31, 2022. Clinical care delivery expense as a percentage of revenues was 9.0% for the three months ended March 31, 2022 and 16.6% for the three months ended March 31, 2021. The increase in Clinical care delivery expense is primarily attributable to an increase in wages and salaries of $11.7 million attributable to the expansion of our VBC product offerings in new geographic areas and additional healthcare providers to support the increased U.S. VBC Members. The decrease in Clinical care delivery expense as a percentage of revenue is due to leverage from the scale of our operations through our digital healthcare platform as we add new U.S. VBC Members. Share-based compensation expense of $0.4 million has been included in Clinical care delivery expense for the three months ended March 31, 2022.

Claims Expense

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Claims expense	(247,552)	(23,917)	(223,635)	935.0%

Claims expense increased by $223.6 million from $23.9 million for the three months ended March 31, 2021 to $247.6 million for the three months ended March 31, 2022. Claims expense as a percentage of revenues was 92.9% for the three months ended March 31, 2022 and 33.5% for the three months ended March 31, 2021. The increase in Claims expense is primarily attributable to the expansion of our VBC product offerings in the United States, which largely contributed to the increase in U.S. VBC members from 66 thousand as of March 31, 2021 to 271 thousand as of March 31, 2022. The increase in Claims expense as a percentage of revenues was largely attributable to the change in the sales mix, with Value-based care revenues increasing as a percentage of total revenues.

Platform & Application Expenses

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Platform & application expenses	(16,703)	(6,434)	(10,269)	159.6%

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Platform & application expenses increased by $10.3 million from $6.4 million for the three months ended March 31, 2021 to $16.7 million for the three months ended March 31, 2022. The increase in Platform & application expenses is primarily attributable to an increase in IT and hosting costs of $2.8 million due to an increased proportion of these costs being attributable to our digital healthcare platform and an increase in platform costs of $2.2 million. The remaining increase is attributable to increased personnel costs. Share-based compensation expense of $0.3 million has been included in Platform & application expenses for the three months ended March 31, 2022.

Research & Development Expenses

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Research & development expenses	(10,057)	(10,390)	333	(3.2)%

Research & development expenses decreased by $0.3 million from $10.4 million for the three months ended March 31, 2021 to $10.1 million for the three months ended March 31, 2022. The decrease in Research & development expenses is primarily attributable to a decrease in our employee headcount related to our Research & development activities contributing to a decline of $0.7 million in wages and salaries and a decline of $0.3 million in social security and pension contributions. This decrease was partially offset by an increase in contractor and consultant expense of $0.6 million that was incurred to compensate for the temporary decrease in employee headcount. Share-based compensation expense of $1.4 million has been included in Research & development expenses for the three months ended March 31, 2022.

Sales, General & Administrative Expenses

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Sales, general & administrative expenses	(58,310)	(31,479)	(26,831)	85.2%

Sales, general & administrative expenses increased by $26.8 million from $31.5 million for the three months ended March 31, 2021 to $58.3 million for the three months ended March 31, 2022. The increase in Sales, general & administrative expenses is primarily attributable to an increase in employee benefits expense of $15.0 million, primarily attributable to an increase in share-based compensation expense and wages and salaries of $13.9 million. The increase in share-based compensation expense was primarily related to a higher number of RSUs granted to employees in the fourth quarter of 2021 with higher grant date fair values than previously granted equity awards. In addition, there was an increase in employee headcount and corresponding employee benefits expense across general & administrative departments as we began to operate as a public company. Another contributing factor to the increase in Sales, general & administrative expense was an increase in depreciation and amortization of $2.7 million, related to intangibles acquired in acquisitions that closed in April 2021. Further, professional fees and insurance increased by $2.3 million and $3.7 million, respectively, primarily related to increased expenses associated with operating as a public company. Share-based compensation expense of $6.4 million has been included in Sales, general & administrative expense for the three months ended March 31, 2022.

Finance Costs

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Finance costs	(6,628)	(992)	(5,636)	568.1%

Finance costs increased by $5.6 million from $1.0 million for the three months ended March 31, 2021 to $6.6 million for the three months ended March 31, 2022. The increase in Finance costs is primarily attributable to $5.2 million of interest expense recognized on loans during the current period. There were no loans held during the prior period.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Change in Fair Value of Warrant Liabilities

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Change in fair value of warrant liabilities	5,575	—	5,575	NM

Change in fair value of warrant liabilities resulted in income of $5.6 million during the three months ended March 31, 2022, whereas we did not have warrants outstanding in the three months ended March 31, 2021. The non-cash Change in fair value of warrant liabilities is primarily related to the classification of warrants as liabilities at fair value upon issuance, with resulting changes in fair value recorded in the Condensed Consolidated Statement of Profit or Loss.

Exchange Loss

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Exchange loss	(447)	(573)	126	(22.0)%

Exchange loss decreased by $0.1 million from a loss of $0.6 million for the three months ended March 31, 2021 to a loss of $0.4 million for the three months ended March 31, 2022. The key driver of the exchange loss was the strengthening of the U.S. Dollar against the Pound Sterling during each respective period.

Gain on Sale of Subsidiary

	Three Months Ended March 31,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Gain on sale of subsidiary	—	3,917	(3,917)	(100.0)%

Gain on sale of subsidiary decreased by $3.9 million for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. The activity in the prior period is related to the sale of Babylon Health Canada Limited to TELUS. There was no such activity in the current period.

Liquidity and Capital Resources

In connection with the Business Combination, the PIPE Investment, and the issuance of unsecured notes in the fourth quarter of 2021, we generated net proceeds of $378.6 million. Further, we issued $100 million of additional unsecured notes on March 31, 2022.

For the three months ended March 31, 2022, we had a Loss for the period of $91.4 million. As of March 31, 2022, we had Cash and cash equivalents of $275.0 million. We require and will continue to need significant cash resources to, among other things, fund our working capital requirements, increase our headcount, make capital expenditures (including those related to product development), and expand our business through acquisitions. Our future capital requirements will depend on many factors, including the cost of future acquisitions, our ability to provide more affordable healthcare, the scale of our increases in headcount, our revenue mix, incremental costs relating to the implementation of new contracts and the timing and extent of spending to support product development efforts.

If we were to require additional funding, seek additional sources of financing or desire to refinance our debt, we believe that our historical ability to raise and deploy capital to fund the development of our digital healthcare platform and expansion of our operations would enable us to access financing on reasonable terms. However, there can be no assurance that such financing would be available to us on favorable terms or at all. If the financing is not available, or if the terms of such financing are not acceptable to us, we may be forced to decrease the level of investment in our digital healthcare platform, scale back our operations, defer investments to execute on our growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on our business and financial prospects. The Loss for the period in current and prior periods we have incurred since inception are consistent with our strategy and plans for continued growth and expansion. We expect to continue to incur losses as we execute on our operating plan and expand our product offerings in the near term.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Cash Flows

The following table discloses our consolidated cash flows provided by (used in) operating, investing and financing activities for the periods presented:

	Three Months Ended March 31,
	2022	2021
	$’000	$’000
Net cash (used in) provided by operating activities	(68,957)	21,500
Net cash used in investing activities	(11,656)	(7,282)
Net cash provided by (used in) financing activities	92,978	(2,020)
Net increase in cash and cash equivalents	12,365	12,198
Cash and cash equivalents beginning of the period	262,581	101,757
Effect of exchange rates	32	(57)
Cash and cash equivalents end of the period	274,978	113,898

Cash Flows Provided by (Used in) Operating Activities

Net cash used in operating activities was $69.0 million for the three months ended March 31, 2022 compared to net cash provided by operating activities of $21.5 million for the three months ended March 31, 2021, an increase of $90.5 million. The increase in Net cash used in operating activities is primarily attributable to a higher Loss for the period, after adjusting for non-cash items, of $68.1 million when compared to the prior period. See “Results of Operations - Three Months Ended March 31, 2022 Compared to the Three Months Ended Match 31, 2021” for additional discussion of the increase in expenses contributing to the Loss for the period. In the prior period, there was favorable impact from changes in working capital, primarily a working capital improvement resulting from an increase in payables and accruals of $34.3 million, partially offset by an increase in receivables of $8.7 million, compared to an increase in payables and accruals of $3.2 million and decrease in receivables of $0.1 million in the current period.

Cash Flows Provided by (Used in) Investing Activities

Net cash used in investing activities was $11.7 million for the three months ended March 31, 2022 compared to net cash used in investing activities of $7.3 million for the three months ended March 31, 2021, an increase of $4.4 million. The increase in Net cash used in investing activities was the result of multiple factors including higher capital expenditures and development costs capitalized of $2.3 million and $2.1 million, respectively.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by financing activities was $93.0 million for the three months ended March 31, 2022 compared to net cash used in financing activities of $2.0 million for the three months ended March 31, 2021, an increase of $95.0 million. The increase in Net cash provided by financing activities is primarily attributable to the proceeds from the issuance of borrowings during the period of $100.0 million, offset by payment of debt and equity issuance costs of $5.0 million.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three Months Ended March 31, 2022

Funding Requirements

As of March 31, 2022, we had a net asset position of $79.5 million, including cash and cash equivalents of $275.0 million.

Our directors performed a going concern assessment for a period of twelve months from the date of approval of our Condensed Consolidated Financial Statements for the three months ended March 31, 2022 to assess whether conditions exist that raise substantial doubt regarding the Group’s ability to continue as a going concern. This assessment indicates we have sufficient liquidity to fund our liabilities as they become due through December 31, 2022, but additional funding is required to provide sufficient funds to meet our liabilities that may fall due through May 2023 and beyond if we continue with our planned growth strategy.

While there is no assurance that additional funds are available on acceptable terms, the directors believe that they will be successful in raising the additional capital needed to execute our planned growth strategy and to meet working capital and capital expenditure requirements that may fall due through May 2023 and after. Based on this, we believe it remains appropriate to prepare our financial statements on a going concern basis.

However, the above indicates that there are material uncertainties (ability to raise further capital) related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, to continue realizing its assets and discharging its liabilities in the normal course of business.

The financial statements do not include any adjustments that would result from the basis of preparation being inappropriate.